UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2019

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Other Items

Forward Pharma A/S (the “Company”) is submitting this Report on Form 6-K to provide its (i) interim condensed consolidated statement of financial position as of June 30, 2019, unaudited, and December 31, 2018 and (ii) unaudited interim condensed consolidated statements of profit or loss each of the six-month periods ended June 30, 2019 and 2018, which are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively. Exhibits 99.1 and 99.2 are furnished herewith solely for the purpose of meeting the requirements of Nasdaq Stock Market Rule 5250(c)(2) to submit an interim balance sheet and income statement as of the end of the Company’s second quarter.

EXHIBIT INDEX

Exhibit No.	Description

99.1*	Interim condensed consolidated statement of Financial Position of the Company as of June 30, 2019, unaudited, and December 31, 2018

99.2*	Unaudited interim condensed consolidated statement of Profit or Loss of the Company for each of the six-month periods ended June 30, 2019 and 2018

*	Furnished herewith solely for the purpose of meeting the requirements under Nasdaq Stock Market Rule 5250(c)(2) in connection with submission of an interim balance sheet and income statement as of the end of its second quarter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 10, 2019	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

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